FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of:  February 2009.

PACIFIC HARBOUR CAPITAL LTD.

 (Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

     X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  February 25, 2009

Encl.

Unaudited Financial Statements as at December 31st, 2008

Management Discussion & Analysis

Section 302 Certifications (2)

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

To the shareholders:

These unaudited interim consolidated financial statements of Pacific Harbour Capital Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. In accordance with National Instrument 51-102 Part 4 subsection 4.3(3)a of the Canadian Securities Administrators, the Company discloses that its external auditors have not received these interim financial statements, notes to financial statements and the related Management Discussion and Analysis. The attached financial statements were prepared by management and have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

December 31, 2008 and March 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	31-Dec-08	31-Mar-08
ASSETS:	(unaudited)	(audited)
Current:
Cash and cash equivalents	$519,882	$700,514
Marketable securities (Note 3a)	9,168	45,804
Prepaid expenses and deposits	17,085	22,068
	546,135	768,386
Investments (Note 3b)	100,056	100,056
Capital assets, net (Note 4)	12,689	16,063
	$658,880	$884,505

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$35,491	$49,536

SHAREHOLDERS’ EQUITY:
Share capital (Note 5)	7,616,876	7,616,876
Contributed surplus (Note 5cii)	422,733	422,733
Deficit	(7,416,220)	(7,204,640)
	623,389	834,969

	$658,880	$884,505

APPROVED BY THE DIRECTORS:

“Thomas Pressello” ,Director	“Michael Reynolds” ,Director
Thomas Pressello	Michael Reynolds

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the Third Quarter Ended December 31, 2008 and 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-08	31-Dec-07	31-Dec-08	31-Dec-07
Revenue
Administration services and rent	11,980	12,000	35,980	36,000
	11,980	12,000	35,980	36,000
General and Administrative Expenses- Schedule 1	67,436	64,114	223,939	301,788
Income (Loss) Before Other Items	(55,456)	(52,114)	(187,959)	(265,788)
Other Items
Investment income	3,841	7,797	13,017	25,178
Unrealised gain (loss) on marketable securities	(13,026)	(9,635)	(36,638)	(2,898)
	(9,185)	(1,838)	(23,621)	22,280
Net income (loss) for the period	(64,641)	(53,952)	(211,580)	(243,508)
Retained Earnings (Deficit) Beginning of Period	(7,351,579)	(6,970,343)	(7,204,640)	(6,780,787)
Retained Earnings (Deficit) End of Period	$(7,416,220)	$(7,024,295)	$(7,416,220)	$(7,024,295)

Basic and diluted (loss) per share for the period	$(0.01)	$(0.01)	$(0.03)	$(0.03)
Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Third Quarter Ended December 31, 2008 and 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-08	31-Dec-07	31-Dec-08	31-Dec-07
Operating Activities
Net (loss) income for the period	$(64,641)	$(53,952)	$(211,580)	$(243,508)

Non-cash items:
Unrealised (gain) or loss on marketable securities	13,026	9,635	36,638	2,898
Stock-based compensation	-	-	-	76,772
Amortization	1,410	1,449	4,230	4,347

Changes in non-cash working capital:
Prepaid expenses and deposits	(8,715)	(8,149)	4,983	74
Accounts payable and accrued liabilities	(15,014)	1,337	(14,046)	(23,111)
	(73,934)	(49,680)	(179,775)	(182,528)

Financing Activities
	-	-	-	-

Investing Activities
Purchase of equipment	(857)	-	(857)	(550)
Acquisition of investment	-	(50,056)	-	(50,056)
	(857)	(50,056)	(857)	(50,606)

Change In Cash during the period	(74,791)	(99,736)	(180,632)	(233,134)

Cash (Bank Indebtedness), Beginning Of Period	594,673	875,891	700,514	1,009,289

Cash (Bank Indebtedness), End Of Period	$519,882	$776,155	$519,882	$776,155

Cash is comprised as follows:
Cash	7,286	43,975	7,286	43,975
Money market investments	-	135,874	-	135,874
Term deposits	512,596	596,306	512,596	596,306
	519,882	776,155	519,882	776,155

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.	Schedule I

INTERIM CONSOLIDATED SCHEDULES OF

 GENERAL AND ADMINISTRATIVE EXPENSES

For the Third Quarter Ended December 31, 2008 and 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative

	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-08	31-Dec-07	31-Dec-08	31-Dec-07
General and administrative expenses

Amortization-capital assets	1,410	1,449	4,230	4,347
Audit	1,699	-	1,699	505
Bank charges	187	155	434	423
Corporate accounting	6,555	6,555	21,527	19,800
Filing fees	3,048	350	6,684	7,904
Legal and professional fees	-	-	2,233	2,326
Licence, dues and insurance	-	-	2,039	2,032
Management fees	6,000	6,000	18,000	18,000
Office and general	5,798	5,500	13,517	12,939
Promotion and advertising	-	486	14,579	14,278
Rent and utilities	24,601	24,528	75,665	75,921
Shareholder info and investor relations	-	-	465	830
Stock-based compensation	-	-	-	76,772
Transfer agent fees	1,011	625	6,269	6,172
Wages and benefits	17,127	18,466	56,598	59,539

	67,436	64,114	223,939	301,788

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of  Operations and Continuance of Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board.  The Company is in the business of providing administration services and rent to public companies and is actively searching for other business opportunities.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize of its assets and discharge its liabilities in the normal course of business. During the period the Company recorded a net loss of $64,641 and has incurred cumulative losses of $7,416,220 since inception. At December 31, 2008 the Company had a working capital of $510,644.

The operations of the Company have been primarily funded by the issuance of share capital. Continued operations of the Company are dependent on the Company’s ability to complete additional equity financings or generate profitable operations in the future. There can be no assurance that funding will be available as necessary to sustain future operations.

These unaudited interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2

Significant Accounting Policies

These unaudited interim consolidated financial statements are stated in Canadian dollars and are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2008– Page 2

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies- (cont’d)

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

b)

Marketable Securities

The Company classifies marketable securities as financial assets held for trading. These securities which are traded on a recognized securities exchange are recorded at fair values based on quoted closing bid prices at the consolidated balance sheet dates or the closing bid price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

c)

Investments

Investment in privately held companies in which the Company does not exert significant influence is classified as financial assets available-for-sale and is recognized at cost as there is no available quoted market price in an active market.

When there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on operational results, forecasts and other developments since acquisition, downward adjustments to cost are made to reflect the impairment in value.

Since there is no active and liquid market for the sale of privately held companies, subsequent disposal of investment in privately held companies will be through solicitation and /or when the companies become publicly traded.

d)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2008– Page 3

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies- (cont’d)

e)

Revenue Recognition

Administrative services and rent are recorded when the services are provided. The Company records gains on the sale of land on the completion date of the sale, which is the date of the transfer of the title of the land. Investment income is recorded in the year earned.

Marketable securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealised gains and losses in the value of investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealised gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition.

f)

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the net loss for the year available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of the entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti- dilutive.

For the quarter ended December 31, 2008, potentially dilutive common shares (relating to options and warrants outstanding at period-end) totalling 1,159,028 were not included in the computation of loss per share because their effect was anti-dilutive.

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2008– Page 4

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies- (cont’d)

h)

Stock-Based Compensation Plan

The Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and officers is measured at fair value at the grant date, and expensed over the vesting period with a corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

i)

Change in Accounting Policies

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862,"Financial Instruments-Disclosure", Section 3863, "Financial Instruments-Presentation". These standards replace the current standard Section 3861 and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how to manage the risks arising from financial instruments. Section 3862 requires disclosure of additional detail by financial assets and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. (Please refer to Note 9)

Effective April 1, 2008, the Company adopted CICA Handbook Section 1400,” General Standards of Financial Statements”. This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose of any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When the financial statements are not prepared on a going concern basis, that fact should be disclosed together with the basis why the Company is not considered a going concern. (Please refer to Note 1)

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535,” Capital Disclosures”. This section establishes standards for disclosing information about any entity’s objectives, policies, and processes for managing capital. (Please refer to Note 8)

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2008– Page 5

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 3

Marketable Securities and Investments

Holdings of marketable securities and investments as at December 31, 2008 and March 31, 2008 are as follows:

a)

Marketable Securities:

	December 31, 2008			March 31, 2008
	Number	Fair		Number	Fair
	of	Market		of	Market
Investee	Shares	Value	Cost	Shares	Value	Cost

Baja Mining Corp.	25,000	$5,500	$16,494	25,000	$33,750	$16,494
Minterra Resource Corp	100,000	500	21,000	100,000	8,000	21,000
Inovio Biomedical Corp.	5,000	3,168	17,770	5,000	4,054	17,770

		$9,168	$55,264		$45,804	$55,264

b)

Investments:

	December 31, 2008				March 31, 2008
	Number		Fair		Number		Fair
	of		Market		of		Market
Investee	Shares		Value	Cost	Shares		Value	Cost

Yellowhead Mining Inc.	125,000	$	N/A	$50,000	125,000	$	N/A	$50,000
Ethoca Solutions Inc.	1,823		N/A	50,056	1,823		N/A	56,056

		$	N/A	$100,056		$	N/A	$100,056

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2008– Page 6

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 4

Capital Assets

			Dec 31	March 31
			2008	2008
	Cost	Accumulated	Net	Net
		Amortization
Computer Equipment	39,551	31,711	7,840	10,134
Office Furniture	20,635	15,786	4,849	5,929
Software	4,170	4,170	-	-

	64,356	51,667	12,689	16,063

Note 5

Share Capital

a)

Authorized:

100,000,000 common shares without par value.

100,000,000 preferred shares without par value

b)

Issued:

	Number	Amount
Balance, March 31, 2008	7,247,703	$7,616,876
Common shares issued	-	-
Balance, December 31, 2008	7,247,703	$7,616,876

c)

Commitments:

i)

Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

Information regarding the Company’s outstanding stock options is summarized as follows:

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2008– Page 7

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 5

Share Capital- (cont’d)

	Number	Weighted
		Average
		Exercise Price
Outstanding and exercisable at March 31, 2008	1,159,028	$0.24
Granted	-

Outstanding as at December 31, 2008	1,159,028	$0.24

On December 31, 2008 there were 1,159,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
502,014	$0.24	December 07, 2010
482,014	$0.24	June 25, 2012
175,000	$0.27	March 13, 2013

1,159,028

During the quarter ended December 31, 2008, a compensation charge of $- (2007:$-) associated with the granting of stock options under the Plan was recognized in the financial statements. For purposes of the calculation, the following assumptions were used for the Black-Scholes models:

Year Ended
March 31, 2008
Risk-free interest rate	2.98-3.73%
Expected dividend yield	0.00%
Expected stock price volatility	84.80-86.01%
Expected stock option life	5 years

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2008– Page 8

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 5

Share Capital- (cont’d)

ii)

Contributed Surplus

2008
Balance, March 31, 2008	422,733
Fair value of option granted	-
Balance, December 31, 2008	422,733

Note 6

Related Party Transactions

For the nine months ended December 31, 2008 and 2007, the Company was charged the following expenses by directors or companies with common directors:

	2008	2007

Administration recovery	(35,980)	(36,000)
Management fees and salaries	18,000	18,000
	(17,980)	(18,000)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 7

Commitments

The Company is committed to an operating lease for office space until March 31, 2012. Estimated future minimum payments under the lease for rent and proportionate share of  operating costs are as follows:

Year ended March 31,	2009	85,834
	2010	85,834
	2011	85,834
	2012	85,834
		343,336

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2008– Page 9

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 8

Capital Risk Management

The Company manages its capital to safeguard the entity’s ability to continue as a going concern in order to continue operations and provide returns to shareholders. The Company’s capital structure includes share capital, contributed surplus and deficit.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may dispose of its investments to realize proceeds, raise capital through equity financings and borrow funds in the form of advances from related parties.

To facilitate the management of its capital requirements, the Company prepares annual operating budgets and cash flows.

The Company is not subject to externally-imposed capital requirements and the Company’s overall strategy with respect to capital risk management has not changed from the fiscal year ended March 31, 2008.

Note 9

Management of Financial Risk

The principal financial instruments used by the Company are as follows:

•

Cash and cash equivalents

•

Marketable securities

•

Investments

•

Trade accounts payable and accrued liabilities

The Company has exposure to liquidity risk and market risk as a result of its use of financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s policy is to ensure that it will have sufficient cash to meet its liabilities when they become due. To achieve this objective, the Company seeks to maintain positive working capital at all times and maintain a current ratio of at least 3:1.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments. The Company anticipates that it will have adequate liquid resources to meet its obligations under reasonably expected circumstances for the next 12 months.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2008– Page 10

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 9

Management of Financial Risk- (cont’d)

Market Risk

Market risk is the risk that the fair market value of the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates and equity and commodity prices. The Company is exposed to market risk in trading its marketable securities and investments. The Company manages market risk by investing in diverse industries and issuers. The Company also has set thresholds on purchases of investments.

The Company invests surplus cash in fixed rate term deposit. It is the Company’s policy to reduce interest rate risk over future cash flows through the use of fixed rate instruments. The Company estimates that for each 1% decline in the interest rate earned on its cash holdings, interest income will decline by approximately $5,000 per annum.

Although the Company has one marketable security denominated in US dollars, the Company’s operations are not significantly exposed to foreign exchange fluctuations.

Note 10

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.
Management Discussion and Analysis
THIRD QUARTER REPORT – December 31, 2008

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the third quarter ended December 31, 2008. The following information should be read in conjunction with the audited financial statements as at March 31, 2008 and the accompanying unaudited interim consolidated financial statements as at December 31, 2008.

1.1

Date of Report: February 25,  2009

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) was incorporated under the British Columbia Business Corporation Act. Its common shares are publicly traded on the TSX Venture Exchange and the OTC Bulletin Board. Pacific Harbour Capital Ltd. is based in Vancouver, British Columbia, Canada and is in the business of providing administrative services and rent to public companies. It is also actively searching for other business opportunities.

During the third quarter ended December 31, 2008, the Company did not invest or dispose of any marketable securities and investment. As of December 31, 2008, the Company continued to hold marketable securities of $9,168 valued at fair market value and investment in private companies of $100,056 valued at cost.

For the third quarter ended December 31, 2008, the Company reported a net loss of $64,641 or $0.01 loss per share and has accumulated a deficit of $7,416,220 since inception. Management continues to search and identify potential business opportunities in order to improve operations and become profitable.

As of December 31 2008, the Company had cash and cash equivalents of $519,882 and working capital of $510,644. The Company had no long-term debt.

1.3 Results of Operations For the Third Quarter Ended December 31, 2008 and  2007

Revenue and Revenue from Other Items

Revenue from administrative services and rent was consistent for the three months and nine months ended December 31, 2008 at $11,980 and $35,980 respectively, as compared to $12,000 and $36,000, respectively, for the same periods in 2007.

Total revenue from investment income and marketable securities declined in the three months and nine months ended December 31, 2008 at ($9,185) and ($23,621), respectively, as compared to $(1,838) and $22,280, respectively, for the same periods last year. The increase in investment loss was mainly due to unfavourable market condition resulting in the Company reporting unrealised loss on marketable securities. Lower cash balance in 2008 also contributed to lower interest income earned in the current periods as compared to 2007 periods.

General and Administrative Expenses

General and administrative expenses remained relatively constant at $67,436 in the third quarter ended December 31, 2008 as compared to $64,114 in the same quarter last year. Cumulatively for the nine months period, general and administrative expenses decreased from $301,788 in the nine months ended December 31, 2007 to $223,939 in the current nine months period, a decrease of $77,849 or 26%. The decrease was primarily due to the Company reporting a stock-based compensation expense of $76,772 in the nine months period ended December 31, 2007, which was not repeated in the current nine months period. Excluding the stock-based compensation, general and administrative expenses remained consistent for both current and comparative periods: Fluctuation in general and administrative expenses for the nine months period is as follows:

•

Audit expense $1,699 (2007-$505) increased slightly in 2008 due to increased requirement for audit services.

•

Corporate accounting $21,527 (2007-$19,800) increased slightly in 2008 due to increased services in connection with internal control over financial reporting requirements.

•

Wages $56,598 (2007- $59,539) decreased slightly in 2008 due to reduction in staff in 2008.

Net Income/Loss

The Company reported a net loss of $64,641 or $0.01 loss per share for the third quarter ended December 31, 2008 as compared to a net loss of $53,952 or $0.01 loss per share for the same period last year. For the nine months period, the Company reported a net loss of $211,580 or $0.03 loss per share as compared to a net loss of $243,508 or $0.03 loss per share for the comparable nine months period.

1.4 Transactions with Related Parties

For the nine months ended December 31, 2008, the Company paid $18,000 (2007: $18,000) in management fees to Equation Capital Ltd., a company controlled by Mr. Thomas Pressello, a director and officer of the Company. The management fees were paid in connection with services provided by Mr. Pressello in overseeing the day-to-day operations of the Company.

For the nine months period, the Company received $35,980 (2007: $36,000) in fees from a related company, Sandstone Ventures Corp. a company controlled by Mr. Thomas Pressello, a director and officer of the Company. These fees were paid to the Company for shared office facilities and administrative and accounting staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q4 Mar 31, 2007	Q1 June 30, 2007	Q2 Sept 30, 2007	Q3 Dec 31, 2007	Q4 Mar 31, 2008	Q1 June 30, 2008	Q2 Sept 30, 2008	Q3 Dec 31, 2008
Total Revenues	$415,633	$20,839	$20,540	$19,797	$17,714	$12,000	$12,000	$11,980

Income or loss before discontinued operations and extraordinary items:

Total	$380,107	$(108,050)	$(70,123)	$(53,952)	$(191,728)	$(54,824)	$(92,114)	$(64,641)
Per Share	$0.05	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$0.04	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)

Net income or loss:

Total	$380,107	$(108,050)	$(70,123)	$(53,952)	$(191,728)	$(54,824)	$(92,114)	$(64,641)
Per Share	$0.05	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$0.05	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

During the quarter ended March 31, 2007, net income of $380,107 consisted of a gain on sale of land of $397,235, a gain on settlement of accounts payable of $60,257 and administrative expenses of $77,385.

During the quarter ended March 31, 2008, net loss of $191,728 was primarily the result of an unrealised loss on write-down of investment of $20,843, stock-based compensation of $74,482 and general and administrative expenses of $96,403.

1.6 Liquidity and Capital Resources

Working capital decreased by $208,206 from $718,850 as of March 31, 2008 to $510,644 as at December 31, 2008. The decrease was primarily attributable to the operating loss for the nine months period. The cash and cash equivalents on hand, at December 31, 2008 were $519,882 (March 31, 2008-$700,514). The Company has no plans for any material capital expenditures in the coming year.

Cash used in operating activities for the third quarter ended December 31, 2008 was $73,934 compared to $49,680 for the quarter ended December 31, 2007. The reduction was primarily attributable to greater operating loss in the current quarter as well as reduction of trade payables.

The Company did not engage in any financing activities in the three and nine months ended December 31, 2008 and the same periods last year.

Net cash outflows from investing activities were $857 for the three months ended December 31, 2008 for acquisition of equipment. In comparison, the Company purchased an equity investment of $50,056 in a privately-held company during the three months ended December 31, 2007.

Overall, the Company had negative net cash outflow of $74,791 for the third quarter ended December 31, 2008. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.7 Contingent liabilities and Lawsuits

The Company is currently involved with one court case, which it plans to defend vigorously.

The court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statements in full.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations  and Commitments

On December 31, 2008, the Company had no long-term debt, capital lease obligations, purchase obligations, contractual obligations or commitments. The Company, however, has an operating lease commitment for office space at $85,834 per annum until March 31, 2012.

1.10 Financial instruments and Risk Factors

As of December 31, 2008 the Company held $9,168 in marketable securities, which are valued at fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. The Company also held $100,056 investments in privately held companies, which are valued at cost. The investments are also subject to risk of loss in value. Other financial instruments, which include cash and cash equivalents and accounts payable, were not exposed to any financial instrument risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.11Changes in Accounting Policies

New accounting policies

The following new standards were issued by the Canadian Institute of Chartered Accountants and are effective for interim and annual financial statements for the Company’s reporting period beginning April 1, 2008.

CICA Handbook Section 1535- Capital Disclosures

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The adoption of this standard did not impact the consolidated financial statements of the Company.

CICA Handbook Section 3862 and 3863, Financial Instruments

These two standards increase the disclosures currently required to enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on the presentation of financial instruments, which have been carried forward unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks. The adoption of this standard did not impact the consolidated financial statements of the Company.

CICA Handbook Section 1400-General Standards of Financial Statements

This section requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The adoption of this standard did not impact the consolidated financial statements of the Company.

Future Accounting Changes

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning April 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new section on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.12 Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at the date of these statements and the filing of this report.

1.13 Disclosure Controls and Procedures and Internal Controls over Financial Reporting

On November 23, 2007, the Canadian Securities Administrators (“CSA”) announced an update to the initiative to repeal and replace Multilateral Instrument 52-109-Certification of Disclosure in Issuers’ Annual and Interim Filings. This update stipulated that the amendment will no longer require the CEO and CFO of a venture issuer to certify that they have designed and evaluated the effectiveness of disclosure controls and procedures and internal control over financial reporting.

Management has exercise care and diligence to ensure that there are appropriate information systems and controls in place to ensure that the financial reporting is complete and reliable. Due to the small size the Company, management tries to perform frequent and periodic review of all activities in order to mitigate the lack of segregation of duties that is a common risk factor for small venture issuers.

1.14 Forward Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of the Company to be materially different from any future results, performance expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

SECTION 302 CERTIFICATION

I,  Thomas Pressello, certify that:

1.

I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at December 31st, 2008;

2.

Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3.

Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

(c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated:  February 25, 2009

"Thomas Pressello"

Name:  Thomas Pressello

President and Chief Executive Officer

SECTION 302 CERTIFICATION

I,  Michael Reynolds, certify that:

1.

I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at December 31st, 2008;

2.

Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3.

Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

(c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Dated:  February 25, 2009

"Michael Reynolds"

Name:  Michael Reynolds

Director